HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

January 27, 2014

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation Registration Statement on Form N-2 File No. 333-199622

Dear Mr. Minore:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on January 26, 2015, regarding pre-effective amendment no. 1 to the Company’s registration statement on Form N-2 as filed with the SEC on January 14, 2015 (the “Registration Statement”). During the aforementioned telephone call, the Staff requested that the Company advise the Staff supplementally on: (i) when and how the Company will file an unqualified opinion of counsel as to the legality of the Company’s Alcentra Capital Internotes® (collectively, the “Notes”) sold pursuant to the Registration Statement and (ii) why the Company will not enter into a subscription agreement with the purchasers of the Notes.

In response to the Staff’s first question, the Company advises the Staff that the Company intends to file a pre-effective amendment to its Registration Statement which will include a qualified opinion of counsel as to the legality of the $40,000,000 in aggregate amount of Notes to be sold pursuant to the Registration Statement. Once the Staff has declared the Registration Statement effective, the Company will begin its continuous offering of the Notes and will conduct periodic closings thereof. On or before the date that the Company conducts a periodic closing on its Notes (each such date, a “Closing Date”), the Company will include an unqualified opinion of counsel as to the legality of the Notes to be sold on the particular Closing Date as an exhibit to a post-effective amendment filed by it pursuant to Rule 462(d) under the Securities Act of 1933 (the “Securities Act”) (which post-effective amendment filing will become effective upon filing with the SEC).

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Mr. Dominic Minore

Securities and Exchange Commission

January 27, 2014

In response to the Staff’s second question, the Company advises the Staff that the purchase and sale of securities distributed in a public offering of securities are documented in various ways, depending in part on whether the broker-dealers (“selling firms”) engaged in the distribution efforts for the offering act as principal or agent in the purchase and sale transactions.

When selling firms act as principal in the offer and sale transactions, they purchase the securities from the issuer, and then sell the securities they have purchased to their customers (or to other selling firms who in turn sell the securities to their customers). The ultimate purchasers of the securities commonly do not enter into subscription agreements with the issuer.

On the other hand, when selling firms act as agents in the offer and sale transactions, they generally do not purchase the securities offered for resale to their customers, but instead solicit investors to purchase the securities offered. Given these circumstances, the transaction may be structured as a direct purchase of the securities by the investor from the issuer. In that context, subscription agreements – agreements between the purchaser and the issuer – are commonly used.

Regardless of whether the selling firms act as principal or agent in connection with the offer and sale of the securities, the selling firm that solicits and/or sells the securities to its customer will be subject to suitability obligations under applicable law and regulatory guidance, including FINRA rules.1

To the extent that certain suitability or other standards (e.g., those imposed by state securities laws) apply to an issuer (separate from those that apply to selling firms), the issuer may utilize a subscription agreement to facilitate its compliance with those standards. If subscription agreements are not used (such as in the case of a distribution of securities effected by selling firms on a principal basis), an issuer relies on selling firms to ensure that the standards are met.

In the case at hand, the Notes will be sold by the Company pursuant to a selling agent agreement (the “Selling Agent Agreement”) to be entered into between the Company and Incapital LLC, a registered broker (“Incapital”). The Selling Agent Agreement provides that, whenever the Company determines to sell Notes, the Notes will be sold by the Company to Incapital, as principal, and Incapital will, in turn, resell the Notes to other selling firms2 (which will, in turn, resell the Notes to their customers). In connection with any such sales, the selling firms to which Incapital sells the Notes will be subject to suitability obligations under applicable law and regulatory guidance, including FINRA rules.3

* * *

1 FINRA Rule 2111 imposes suitability obligations on member firms when recommending the purchase of a security to their customers. In addition, FINRA Rule 2310 imposes additional suitability obligations on member firms when recommending the purchase of a security of a direct participation program, such as a business development company.

2 Incapital has no retail customers. Incapital acts in a wholesale capacity only, distributing the securities it has acquired to other selling firms that in turn sell the securities to their customers.

3 Given that the Notes are deemed to be “covered securities” under Section 18(b)(1)(C) of the Securities Act and, as a result, pre-empted from state regulation, the suitability standards set forth in FINRA rules, which are applicable to sales of securities by FINRA members such as Incapital, are the only suitability standards that apply to the offer and sale of the Notes.

Mr. Dominic Minore

Securities and Exchange Commission

January 27, 2014

Should you have any questions regarding this letter, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:	Steven B. Boehm, Esq.